Changes are Blacklined (====)


    As filed with the Securities and Exchange Commission on February 15, 2006
                                                            ===========
                              File No. 000-51723
                                           =====

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB/A
                                           ==

                                Amendment No. 1
                                ===============

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              AQUACELL WATER, INC.
                 (Name of Small Business Issuer in its charter)

                Delaware                              86-0675195
     (State or other jurisdiction         (I.R.S. Employer Identification No.)
   of incorporation or organization)


                                James C. Witham
                              Aquacell Water, Inc.
                             10410 Trademark Street
                           Rancho Cucamonga, CA 91730
               (Address of principal executive offices)(Zip Code)

                                   Copies to:

                               Harold W. Paul, Esq.
                               Harold W. Paul, LLC
                               1465 Post Road East
                                Westport, CT 06880
                                  (203) 256-8005

                    Issuer's telephone number: (909) 987-0456


          Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)



          Securities to be registered pursuant to Section 12(g) of the Act:

        Title of each class        Name of each exchange on which registered

            Common stock                       OTC Bulletin Board
     Par value $.001 per share

                              AQUACELL WATER, INC.

                      REGISTRATION STATEMENT ON FORM 10-SB

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                  AND INCORPORATED IN FORM 10-SB BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB

Our Information Statement is furnished as Exhibit 99.1 to this Form 10-SB/A. For
                                                                         ==
your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Item
No.   Caption                     Location in Information Statement
----  -------                     ---------------------------------

                                              PART I

1.    Description of Business.    "Summary;" "The Distribution;" "Risk Factors;"
                                  "Business;" "Management's Discussion and
                                  Analysis of Financial Condition and Results of
                                  Operations;" "Arrangements Between AquaCell and Water" and "Description of Capital Stock"

2.    Management's Discussion     "Management's Discussion and Analysis of
      and Analysis.               Financial Condition and Results of Operations"

3.    Description of Property.    "Business" and "Properties"

4.    Security Ownership of       "Management" and "Ownership of Our Stock"
      Certain Beneficial Owners
      and Management.

5.    Directors and Executive     "Management"
      Officers, Promoters and
      Control Persons.

6.    Executive Compensation.     "Management;" "Ownership of Our Stock" and
                                  "Arrangements Between AquaCell and Water"

7.    Certain Relationships       "Arrangements Between AquaCell and Water;"
      and Related Transactions.   "Certain Relationships and Related
                                  Transactions;" "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"

8.    Description of Securities.  "Description of Capital Stock"

Item
No.   Caption                     Location in Information Statement
----  -------                     ---------------------------------

                                              PART II

1.    Market Price of and         "Summary;" "The Distribution" and
      Dividends on the            "Description of Capital Stock"
      Registrant's Common
      Equity and Related
      Stockholder Matters.

2.    Legal Proceedings.          "Business" and "Arrangements Between AquaCell
                                  and Water"

3.    Changes in and              "Changes in and Disagreements with
      Disagreements with          Accountants on Accounting and Financial
      Accountants.                Disclosure"

4.    Recent Sales of             N/A
      Unregistered Securities.

5.    Indemnification of          "Indemnification of Directors and Officers"
      Directors and Officers.

                                              PART F/S

      Financial Statements and    "Index to Financial Statements" and the
      Supplementary Data.         statements referenced thereon

                                              PART III

1.    Index to Exhibits.          (See below)

2.    Description of Exhibits.    (See below)

                      INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are furnished as part of this registration statement:

Exhibit No.   Description
-----------   -----------

    3.1 Articles of Incorporation of Water Science Technologies, Inc. filed with the Delaware Secretary of State on July 28, 2005**

    3.2 Agreement of Merger which merges Water Science Technologies, Inc., an Arizona corporation with and into Water Science Technologies, Inc., a Delaware corporation and changed the name to Aquacell Water, Inc. filed with the Delaware Secretary of State on August 15, 2005**

    3.3       By-laws of Aquacell Water, Inc.**

    3.4 Application for Authority to Transact Business in Arizona filed with the Arizona Corporation Commission on August 31, 2005

    3.5 Certificate of Qualification from Secretary of State of California filed on October 11, 2005

   10.1       2005 Incentive Stock Plan

   10.2       Directors' Stock Option Plan

   10.3       Employment Agreement- Witham
      =

   10.4       Employment Agreement- Laustsen
      =

   10.5       Employment Agreement- Wolff
      =

   99.1       Aquacell Water, Inc. Information Statement dated February 15, 2006
                                                               ===========


** PREVIOUSLY FILED

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Aquacell Water, Inc.

                                              By: /s/ James C. Witham
                                                  ----------------------------
                                                      James C. Witham, CEO
Date: February 14, 2005
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